SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                         ENGEL GENERAL DEVELOPERS LTD.
                                (Name of Issuer)

              CLASS A ORDINARY SHARES, par value NIS 0.1 per share CLASS B ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
                         (Title of Class of Securities)

                                   M40515104
                                 (CUSIP Number)

                                   Zohar Levy
                             66 Hahistadrut Avenue
                               Haifa Bay, Israel
                                 972-4-842-2777
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                AUGUST 31, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

CUSIP NO. M40515104           SCHEDULE 13D         PAGE   2   OF    6    PAGES

1.   Name of Reporting Person:
     I.R.S. Identification No. of person (entities only).

     Engel Resources and Development Ltd.
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [_]

          (b)  [X]
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)         WK
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization       Israel
--------------------------------------------------------------------------------

Number of Shares Bene-ficially Owned By Each Reporting Person With

     7.   Sole Voting Power: 75,000 Class a and 5,000,000 Class B Ordinary
          Shares
     ---------------------------------------------------------------------------

     8.   Shared Voting Power: 0
     ---------------------------------------------------------------------------

     9. Sole Dispositive Power: 75,000 Class a and 5,000,000 Class B Ordinary Shares
    ----------------------------------------------------------------------------

     10.  Shared Dispositive Power: 0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 75,000 Class A And 5,000,000 Class B Ordinary Shares
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     2.08% of the Class A Ordinary Shares
     100% Of the Class B Ordinary Shares
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions) CO

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CUSIP NO. M40515104           SCHEDULE 13D         PAGE   3   OF    6    PAGES

1.   Name of Reporting Person.
     I.R.S. Identification No. of person (entities only).

          Yaakov Engel
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [_]

     (b) [X]
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)         AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization       Israel
--------------------------------------------------------------------------------

Number of Shares Bene-ficially Owned By Each Reporting Person With

     7.   Sole Voting Power: 1,448,476 Class a Ordinary Shares
     ---------------------------------------------------------------------------

     8.   Shared Voting Power: 75,000 Class a Ordinary Shares
     ---------------------------------------------------------------------------

     9.   Sole Dispositive Power: 1,448,476 Class a Ordinary Shares
     ---------------------------------------------------------------------------

     10.  Shared Dispositive Power: 75,000 Class a Ordinary Shares
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,448,476 Class a Ordinary Shares (See Item 2(a))
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     40.2% Of the Class a Ordinary Shares (See Item 2(a))
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions) IN

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CUSIP NO. M40515104           SCHEDULE 13D         PAGE   4   OF    6    PAGES

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to Class A Ordinary Shares and Class B Ordinary Shares, par value NIS 0.1 per share, of Engel General Developers Ltd. (the "ISSUER"). The address of the Issuer's principal executive offices is 66 Hahistadrut Avenue, Haifa, Israel.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), by Engel Resources and Development Ltd. ("ERD") and by Yaakov Engel. Mr. Engel may be deemed to indirectly beneficially own the securities covered by this Schedule 13D by virtue of his control position as the controlling shareholder of ERD.

     (b) The principal business address of each of the reporting persons is 66 Hahistadrut Avenue, Haifa, Israel.

     (c) ERD is a real estate company primarily engaged in holding, managing, purchasing, selling and leasing real estate properties in Israel and Europe. Mr. Engel is the Chief Executive Officer and a director of ERD, and the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

     (d) During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) ERD is a corporation organized under the laws of the state of Israel. Mr. Engel is a citizen of the state of Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ERD financed the purchase of securities to which this Schedule 13D pertains from its own resources.

ITEM 4. PURPOSE OF TRANSACTION

     ERD entered into a transaction with Yaakov Engel Enterprises Construction Company Ltd. (the Issuer's parent company, "YEC"), Y.E.E.Y. Investments Ltd. (a company wholly by Mr. Yaakov Engel) and L.Z. Ashlag Financing Ltd. (a company wholly owned by Zohar Levy, Mr. Engel's son-in-law and the chief financial officer of ERD and the Issuer) for the purchase of an aggregate of 5,000,000 Class B Ordinary Shares and 2,243,045 Class A Ordinary Shares of the Issuer, constituting approximately 95% of the voting power and 84% of the equity rights in the Issuer. The securities to which this Schedule 13D pertains were purchased as part of said transaction. ERD is expected to purchase the remaining 2,168,045 Class A Ordinary Shares by the end of the year 2003. The purchase of the securities to which this Schedule 13D pertains resulted in the transfer of the control of the Issuer to ERD. The reporting persons currently do not intend to dispose of the securities to which this Schedule 13D pertains.

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CUSIP NO. M40515104           SCHEDULE 13D         PAGE   5   OF    6    PAGES

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) ERD is a publicly traded company, under the control of YEC (through several public and private companies), which is controlled by Mr. Engel who may, therefore, be deemed to be the indirect beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by ERD, or an aggregate 5,000,000 Class B Ordinary Shares (constituting 100% of the Class B Ordinary Shares) and 75,000 Class A Ordinary Shares (constituting approximately 2.1% of the Class A Ordinary Shares) of the Issuer. Mr. Engel is also the Chief Executive Officer and a director of YEC. Mr. Engel disclaims ownership of such securities.

     (b) The following information concerns the nature of each reporting person's beneficial ownership of the Class A and Class B Ordinary Shares of the
Issuer:

                          Sole power to vote or direct the vote/sole power to    Shared power to vote or direct the vote/shared
                                    Dispose or Direct the Disposition              Power to Dispose or Direct the Disposition
                          ---------------------------------------------------    ----------------------------------------------
Name
----
ERD                                  75,000 Class A Ordinary Shares                         0 Class A Ordinary Shares
ERD                                5,000,000 Class B Ordinary Shares                        0 Class B Ordinary Shares
Yaakov Engel                       1,448,476 Class A Ordinary Shares                      75,000 Class A Ordinary Shares
Yaakov Engel                           0 Class B Ordinary Shares                        5,000,000 Class B Ordinary Shares

     (c) The following is a schedule of the transactions of the reporting persons in the Issuer's Class A and Class B Ordinary Shares effected during the past 60 days:

        Date of                       Number of Shares
      TRANSACTION               ACQUIRED            DISPOSED OF           RICE        NATURE OF TRANSACTION
      -----------               --------            -----------           ----        ---------------------
        31.8.03                  75,000                    0             $5.09        Acquisition of Class A Ordinary Shares
        31.8.03                 5,000,000                  0             $5.09        Acquisition of Class B Ordinary Shares

     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the reporting persons.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ERD entered into a transaction with Yaakov Engel Enterprises Construction Company Ltd. (the Issuer's parent company, "YEC"), Y.E.E.Y. Investments Ltd. (a company wholly by Mr. Yaakov Engel) and L.Z. Ashlag Financing Ltd. (a company wholly owned by Zohar Levy, Mr. Engel's son-in-law and the chief financial officer of ERD and the Issuer) for the purchase of an aggregate of 5,000,000 Class B Ordinary Shares and 2,243,045 Class A Ordinary Shares of the Issuer, constituting approximately 95% of the voting power and 84% of the equity rights in the Issuer. ERD is expected to purchase the remaining 2,168,045 Class A Ordinary Shares by the end of the year 2003. The purchase of the securities to which this Schedule 13D pertains resulted in the transfer of the control of the Issuer to ERD.

     ERD plans to pledge the securities to which this Schedule 13D pertains in favor of the Bank.

CUSIP NO. M40515104           SCHEDULE 13D         PAGE   6   OF    6    PAGES


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

 Exhibit 1(a) -     a copy of the agreement between ERD and YEC regarding the
                    purchase of shares of the Issuer.


 Exhibit 1(b) -     a copy of the agreement between ERD and Y.E.E.Y. Investments
                    Ltd. regarding the purchase of shares of the Issuer.

 Exhibit 1(c) -     a copy of the agreement between ERD and L.Z. Ashlag Finances
                    Ltd. regarding the purchase of shares of the Issuer.





                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2003

                                /S/ JABOB ENGEL
                          ------------------------------------
                          ENGEL RESOURCES AND DEVELOPMENT LTD.

                                    By: Jacob Engel
                                        Title:  Chief Executive Officer

                                                /S/JABOB ENGEL
                                                --------------
                                                 JACOB  ENGEL